ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE	OTCBB Code: OBTLY

ORBITAL FULL YEAR RESULTS

PERTH, AUSTRALIA: Orbital Corporation Limited (ASX: OEC – “Orbital”) today announced its financial results for the year ended 30 June 2009:

Key Features

▪

Net loss after tax of $2.5 million compared to a profit of $0.5 million last year.

▪

Revenue streams, emanating particularly from the marine and automotive markets, have been significantly affected by the global economic crisis.

▪

Sale of 8% Synerject for US$4.0 million generating A$2.5 million profit after tax.

▪

Dividends received from Synerject of $4.6 million including a special dividend of $3.3 million.

▪

Orbital Autogas Systems (OAGS) delivered an operating profit in the 1st year since acquisition.

▪

Strong financial position with cash and short term deposits on hand at 30 June 2009 of $10.1 million.

▪

Secured exclusive LPG and CNG component supply arrangement for Australia and New Zealand with Continental Corporation.

▪

Orbital Autogas Systems appointed as the OEM supplier of a new-generation LPG system for Ford Falcon models.

▪

Changan entered into a development contract to jointly develop a concept engine utilising Orbital’s FlexDI™ technology.

▪

Orbital FlexDITM chosen by Sygma Motors as most promising technology for heavy duty ethanol engines in Brazil.

“This has been a particularly tough financial year with our biggest customers operating in severely depressed markets,” said Orbital’s CEO, Mr Terry Stinson. Importantly, we are in a strong financial position with cash of $10.1 million at year-end, which gives us the balance sheet strength to pursue our emerging Orbital Autogas Systems growth plans.”

“Orbital Autogas Systems, acquired in June 2008 has performed in line with revenue expectations,” Mr Stinson commented. “Orbital Autogas Systems liquid injection technology, trademarked “Liquid”, has been developed during the year for the aftermarket and we are very pleased that Ford has awarded Orbital their next generation LPG system for original equipment application.”

FINANCIAL OVERVIEW

		Jun-09	Jun-08
		$'000	$'000

Consulting Services	Revenue	8,798	11,681
	Contribution	1,767	2,406
Alternative Fuels	Revenue	6,264	-
	Operating profit	246	-
	Development costs	(985)	-
	Contribution	(739)	-
Licences and Royalties	Revenue	1,115	2,684
	Contribution	(1,130)	771

Total	Revenue	16,177	14,365
	Contribution	(102)	3,177

Profit on sale of interest in Synerject (after tax)		2,492	-
Other income		380	372
Synerject – equity accounted profit		1,846	2,357

Other expenses		(5,720)	(5,570)
Finance costs (net)		(386)	(312)

(Loss)/Profit before tax		(1,490)	24
Taxation (excluding tax effect of sale of interest in Synerject)		(961)	445
(Loss)/Profit after tax		(2,451)	469

Total revenue for the year ended 30 June 2009 increased by 12.6% to $16.2 million (2008: $14.4 million). This includes Orbital Autogas Systems which generated sales of $6.3 million (being primarily to Ford Australia) in the 1st year since acquisition.

Consulting Services revenue decreased by $2.9 million (25%) to $8.8 million, and royalty and licence income of $1.1 million was $1.6 million (58%) lower than 2008. The consulting services income was generated from a number of programs primarily in China and Brazil including the FlexDITM projects with Sygma and Changan and completion of the second National In-Service Emissions Study for the Commonwealth Government. Consulting services revenue from North American and Japanese customers declined due to the global economic crisis. Royalty volumes decreased by 49% reflecting the downturn in the US marine market. In addition, no licence fees were received in 2009.

Orbital Autogas Systems generated an operating profit of $246k from the LPG vaporiser systems business. The alternative fuel system business segment invested a further $985k in the development of the next generation liquid LPG injection system (LLi) for sale to the retrofit market and also worked with Ford to develop the next generation system for their OEM applications resulting in a contribution of $(739)k.

Orbital’s share of profits from Synerject LLC, its North American manufacturing joint venture with Continental, were $1.85 million compared to $2.36 million last financial year.

Synerject’s revenue and profit were influenced by tough economic conditions in the USA, particularly in the marine market. North American customers represent more than 50% of Synerject’s total revenue. Revenue was down by 8% to US$75.0 million with the downturn in the US marine market partly offset by the introduction of new product on motorcycles in Taiwan and snowmobiles in North America. Synerject’s net profit under US GAAP increased by 52% to US$3.7 million as manufacturing start up costs in China were eliminated and development costs for the M3 electronic control unit (ECU) were reduced. Under International Financial Reporting Standards the M3 costs are capitalised and amortised. Orbital’s equity accounted share of Synerject’s result was negatively impacted by A$0.8 million increased amortisation of capitalised M3 ECU development costs resulting in a net reduction in equity accounted profit of A$0.5 million year on year.

Notwithstanding the tough US marine market Synerject generated US$2.9 million operating cash flow for the year (2008: US$2.7 million), paid a special dividend to Orbital and Continental of US$4.5m together with annual dividends of US$1.7m and remains in a strong financial position with a gearing ratio of 56%.

Other expenses increased to $5.7 million an increase of only 2.7% compared to last year. Employee expenses were in line with the previous year but administration expenses and restructuring expenses increased marginally. Finance costs net of interest income, of $0.4 million (2008: $0.3 million) include a notional interest charge (non cash) representing the write up of long term, non-interest bearing borrowings to fair value in each accounting period.

Orbital’s net cash outflow from operating activities was $2.3 million (2008: $0.9 million outflow) reflecting the decrease in consulting services revenue, royalties and licences noted above. A Commonwealth Government grant of $2.8 million for the investment in a heavy duty engine testing facility was received in July 2008. This was invested during the year with the facility commissioned after the year end. Total investment in plant and equipment was $3.2 million. During the year Orbital received its share of dividends from Synerject totalling $4.6 million.

At 30 June 2009 Orbital had cash and short term deposits of $10.1 million.

Alternative Fuels

Key to our strategic growth is the alternative fuels market which fits well with both Orbital’s skill set and manufacturing/supply partners.  This market is expanding due to recognition that the current oil based fuels alone cannot support future energy requirements and due to concern of the greenhouse gas generation from the current vehicle and truck fleets.   It is of particular strategic importance to Orbital, as we can service our own domestic market with development and supply of systems utilising Liquid Petroleum Gas (LPG) and possibly also, in the future, Natural Gas (NG).    Not only does Australia have an abundance of these gases offering supply security, these gases offer the end user lower cost per energy unit transport and with reduction in greenhouse gas between 10% to 25% depending on the fuel used.

Following the acquisition of Orbital Autogas Systems in June 2008, Orbital has developed the next generation liquid petroleum injection system for the Australian market incorporating Orbital technology, knowhow and technology from our license with Vialle of the Netherlands, and with exclusive component support/supply for the Australian and New Zealand market from Continental Corporation. Ford Australia has awarded Orbital Autogas Systems the supply contract from mid 2010 for this system for application to the Ford E-Gas range of vehicles.   In addition, this system is now being introduced to the OE and the retrofit markets.  The system, satisfying the ADR79/02 emission regulations being introduced in Australia, addresses the compromises of the existing LPG systems of power loss, poor cold engine operation and starting.   Performance is as least as good as the standard gasoline vehicle whilst offering the significant cost savings of LPG as a fuel.  The system provides a greenhouse gas reduction up to 13% compared to the gasoline equivalent vehicle, making it a very attractive system to fleet operators.

With Orbital’s assistance, Sygma Motors in Sao Jose, Brazil have demonstrated spark ignition of ethanol in large conventional diesel industrial engines.  Work is underway developing the FlexDITM system with Ethanol for this important market.   Ethanol is a renewable fuel; its properties allow engines to run with high compression ratio for efficient combustion and good emission control.   Orbital is excited to be working with partners in Brazil, a world leader in use of renewable energy, and renewable fuels in transportation.

Synerject

Synerject’s traditional recreational markets in North America and Europe have been significantly affected by the global economic crisis, with sales of recreational products such as outboard engines down by over 50% in the USA this financial year. Synerject are managing the situation well with strict cost control, and growing their Taiwan/Asian motorcycle system market to partially compensate.  These markets are driven by the emission legislations being implemented requiring Engine Management Systems (EMS).  Synerject has also explored, and won, new markets now supplying EMS components and systems to the high end motorcycle market and the snowmobile market.

Synerject are now manufacturing the M3 ECU from its facility at Changchun in China, and are well positioned to both supply EMS systems and provide technical support to Chinese motorcycle customers seeking EMS solutions to satisfy ever increasingly more stringent emission standards, both in the domestic and the important export market.

During the financial year, Orbital finalised its commercial arrangements with Continental Corporation for the ownership of the joint venture company Synerject. Orbital had an option to take up 10% of Synerject shares to maintain a 50:50 joint ownership by payment of US$4.0 million. However, to facilitate expansion of Synerject, Continental requested to take a controlling interest in Synerject and new commercial arrangements were negotiated.  Continental has taken on an additional 8% ownership of Synerject in exchange for US$4.0 million.

This brings immediate benefits to Synerject as Continental now has a majority interest in the joint venture entitling Synerject to have better access to Continental’s purchasing systems and processes.  In addition, Orbital gains the exclusive access to Continental LPG and CNG fuel supply components for Australia and New Zealand; supporting our Alternative Fuels strategic growth, and Continental also contributed a North American EMS business to Synerject. In accordance with the shareholders agreement Orbital still maintains significant influence in the strategy of Synerject and will continue to share the ongoing agreed dividend stream.  Continental recognize that a significant portion of Synerject’s revenue stream and profits are generated from Orbital “FlexDITM” based products and see Orbital as a long term partner to continue to grow and support this business.

Consulting Services

The engineering consulting services business has been a challenge in this financial year with companies in the traditional markets of Europe, USA and Japan not outsourcing work due to the tough financial climate.  We implemented new strategies and marketing approaches early in the financial year which have succeeded in winning significant engineering programs in Brazil and China, work which also aligns well with Orbital’s growth strategies of alternative fuels and combustion efficiency.  In Brazil, we are working with Sygma Motors on the development of ethanol EMS systems, including our own FlexDITM systems.  In China, we are developing a demonstrator FlexDITM vehicle for Changan.

Consulting Services is a key part of our organisation, supporting not only our external customers, but also enabling development and support for our own growth initiatives in the alternative fuels.   This group has been instrumental in the development and validation of the next generation LPG systems for OAGS and supports our internal Research and Development (R&D), an important investment for our future.    Our R&D over the past years has opened up new application markets for us, including spark ignition of heavy fuels, our gaseous injection and many of our initial investigations into alternative fuels.

This year we commissioned a new Single Cylinder Research Engine (SCRE) facility in which we developed the initial ethanol systems now being applied in Brazil.   We are also commissioning our new Heavy Duty Engine Test Facility.  This facility, co-funded by the Australian Government will enable us to test and certify engines up to 600 kW, and is intended to support Government and Industry in investigation and implementation of alternative fuels for the line haul transport industry in Australia.

At 30 June 2009, Orbital had a consulting services order book in excess of $5.0 million, in line with the previous year.

Intellectual Property

Royalty revenue of $1.1 million with research and development expenditure of $1.2 million and other costs of $1.0 million resulted in a contribution in this business segment of $(1.1) million (2008: $0.8 million.

Orbital earns licensing and royalties from production utilising its FlexDITM systems and technology.   Given that much of the product is in recreational applications and hence subject to discretionary spending the product volumes have been very adversely affected by the global economic crisis.   We expect the recreational market segment to remain subdued for at least this calendar year, with the recovery starting in 2010.

In Europe, the motorcycle market can still use carburetors and catalysts to meet the current emission legislation.  Our products remain in the ‘high end’ only of this market, and the volumes will continue to be low until emission legislation drives the <150 cc displacement scooters, including the 50 cc mopeds, to utilise engine management systems to be able to achieve real world emission durability.

The uptake of the FlexDITM systems has been slower than expected in India; however in the last 6 months we are seeing an increase in the number of centres in India that Bajaj have introduced the RE GDI Autorickshaw, indicating an improved market acceptance of this product.

Orbital has worked closely with UCAL (Bajaj’s supplier of the FlexDITM systems for the autorickshaw), Synerject and Bajaj during the year to support this important product development.  Rajiv Bajaj the Managing Director of Bajaj was recently quoted: “Fuel consumption is extremely important to our customers.  This technology delivers very significant fuel cost savings while cleaning up the emissions on this important class of vehicle.  We have experienced challenges during the launch of this new technology, but are now expanding the number of cities where these vehicles are sold as we continue to gain confidence in the product.  Some cities have exclusively mandated the use of these vehicles as they move to clean up their environment.  We look forward to these autorickshaws becoming the new standard for clean and efficient transportation across India.”

Summary & Outlook

The trading conditions have been very challenging during this financial year, with our traditional businesses of Consulting Services, Licensing and Royalties, and our equity accounted income from Synerject, our JV with Continental all being adversely affected.    The recently acquired business, Orbital Autogas Systems, has generated an operating profit in its first year of operation despite the global economic conditions; however Orbital has invested approximately $1.0 million in the next generation LPG system reducing the contribution of the alternative fuels business segment.

As noted above Orbital’s engineering group undertook much of the development of the next generation LPG system (LLi) for Orbital Autogas Systems, the system that is now being introduced to the retrofit market and will be supplied to Ford Australia from mid 2010 onwards. We anticipate the LLi system to provide growth in sales revenue by introduction to the retrofit market in FY2010.

Synerject is well positioned to grow as the non automotive market recovers in North America and Europe, and as emission legislation is mandated in China and other Asian countries.   We expect that the Continental majority share of Synerject will generate bottom line improvements resulting from purchasing synergies and contribution from the recently contributed EMS business in North America. Whilst we cannot expect Synerject’s marine market volumes to improve significantly in the immediate future, Synerject has been actively seeking new markets, both in high end recreational product in North America and in the low end but potentially high volume Chinese and Asian motorcycle markets.

Orbital’s licensing and royalty revenues were significantly impacted by the marine market volume reductions; whilst we can expect possibly a small recovery in calendar year 2010, we do not expect a significant recovery in the near future.   There is potential for increased royalty revenue from the RE GDI Autorickshaw and from new products to be launched, however experience indicates that this will continue to be at a slower rate than initial expectations.

Orbital is targeting a return to profitability in FY2011. In FY2010 we expect growth in all business segments particularly Orbital Autogas Systems and Synerject. However the significant impact of the global financial crisis in our markets, the current subdued demand for consulting services, together with the development of the alternative fuel business is expected to generate a result in FY2010 similar to that achieved in FY2009.

FlexDITM continues to generate interest as demonstrated by the Changan program. We continue to aggressively explore further alternate fuels businesses, ranging from Liquid Natural Gas for heavy duty line haul trucks in Australia and Asia through to ethanol opportunities with Sygma in Brazil. We will also continue to invest in the growth of the new LLi product and markets.

ENDS

CONTACTS	Mr Terry Stinson Chief Executive Officer Mr Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2462	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.